Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel

March 5, 2021

Via EDGAR

Allison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    Principal Life Insurance Company Separate Account B
File Nos. 811-02091, 333-213890
Post-Effective Amendment Nos. 7 and 277 to Registration Statement on Form N-4 (the "Amendment")
Request for Selective Review and Template Filing Relief

Dear Ms. White:

On February 26, 2021, the Registrant filed the Amendment with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (Accession No. 0000009713-21-000007).

The Amendment is the annual update for the Contract and was filed under Rule 485(a) primarily due to revised disclosures necessitated by changes to Form N-4 and new summary prospectus rules adopted by the Commission, including the following:

•New Initial Summary Prospectus, which was filed as an exhibit to the Amendment
•New Key Information and Overview of the Contract sections in the statutory prospectus
•Other disclosure or formatting requirements specified by the amended form (for example, specific risk disclosures).

We also made minor revisions to make disclosure wording more similar across all of our contracts where applicable.

Because the disclosures in the filing have been reviewed in prior filings for this Contract and Registrant’s other contracts, the Registrant requests selective review of the disclosure relevant to the limited changes in the filing described above. See Release No. 33-6510 (February 15, 1984).

The related correspondence filed with the Amendment stated that the Registrant would request template filing. It is expected that the related filing under Rule 485(b) will occur on or a few days prior to the May 1, 2021 effective date.

Pursuant to Division of Investment Management Guidance No. 2018-02 (June 2018), and subsequent Staff guidance described in the Investment Company Institute Disclosure Working Group correspondence dated December 16, 2020, the Registrant hereby requests template filing relief pursuant to Rule 485(b)(i)(vii) under the 1933 Act. The Registrant requests that the Amendment be considered the template filing, allowing disclosures for the following variable annuity contracts of the Registrant to be included in one or more replicate filings pursuant to Rule 485(b) under the 1933 Act, which are expected to be effective May 1, 2021:

Contract Name	SEC File Nos.
Principal Investment Plus Variable Annuity	811-02091 and 333-116220
Principal Investment Plus Variable Annuity (Applications Signed On or After 08/01/2013)	811-02091 and 333-188293
Principal Pivot Series Variable Annuity	811-02091 and 333-197214
Principal Variable Annuity (Flexible Variable Annuity)	811-02091 and 033-74232

The Registrant represents the following:

•The disclosure changes in the template filing have been made to comply with the SEC’s recent amendments to Form N-4 and are substantially identical to the format and type of disclosure changes that will be made in the replicate filings.
•The replicate filings will incorporate changes made to the disclosure included in the template filing to resolve any staff comments thereon.
•The replicate filings will not include any other changes that would otherwise render them ineligible for filing under rule 485(b).
•The substance of any disclosure changes made on the replicate filings have already been reviewed by the Staff or otherwise are compliant with Rule 485(b).
•The template is a fair representation of the replicate filings.

Please call me at 515-362-2384 if you have any questions.

Sincerely,

/s/ Douglas B. Hodgson

Douglas B. Hodgson
Assistant Counsel, Registrant
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